CANACCORD Adams

Canaccord Capital Corporation

P.O. Box 10337 Pacific Centre
609 Granville Street, Suite 2200
Vancouver, BC
Canada V7Y 1H2

T: 604.643.7300
F: 604.643.7606

January 19, 2007

PRIVATE & CONFIDENTIAL
Capital Alliance Group Inc.
777 West Broadway, Suite 1200
Vancouver, B.C., V5Z 4J7

Attention: **Mr. Toby Chu, CEO**

Dear Sir,

RE: ENGAGEMENT AGREEMENT BROKERED PRIVATE PLACEMENT TO RAISE CDN$3,000,000

Canaccord Capital Corporation ("Canaccord" or the "Agent") hereby offers to sell on a commercially reasonable efforts basis for Capital Alliance Group Inc. (the "Company") 4,000,000 Units (the "Units" or "Offered Securities") for aggregate gross proceeds of CDN$3,000,000 on the terms described below and as outlined in Schedule "A" to this letter agreement. The offering of the Units are hereby referred to as the "Offering".

The Units will be offered by way of a brokered private placement with exemptions in British Columbia, Alberta and Ontario and offshore. The Units will also be offered to U.S. persons who qualify as "accredited investors" pursuant to exemptions from registration under the United States Securities Act of 1933. This offer to assist the Company to sell the Units, including the terms set forth in Schedule A (which are deemed to be incorporated into this offer), is subject to the following terms and conditions:

1. Completion of the Offering is subject to due diligence to be completed by the Agent to its satisfaction to ensure that there are no material changes, misrepresentations or undisclosed items materially affecting the Company's affairs.

2. Execution of an agency agreement mutually satisfactory to the Company and the Agent which will incorporate the provisions of this engagement letter and include customary representations and warranties, standard indemnities, termination options (including "disaster out" clauses, "market out" clauses, "material change out" clauses, "regulatory proceedings out" clauses, such clauses to commence upon acceptance of the Offer and to terminate at closing), several liability, timing and expense provisions not contradictory to the provisions of this engagement letter. The agency agreement will supercede and replace the terms of this engagement letter.

3. The Company agrees upon acceptance of the Offer, if necessary, to notify and request that the trading of the common shares on the TSX Venture Exchange be halted.

4. The Company will be responsible for reasonable expenses of the Agent in relation to the Offering, including the reasonable fees and disbursements of legal counsel of the Agent to a maximum of $5,000 to be paid from the proceeds of the Offering.

5. The Company agrees to indemnify the Agent as provided for in Schedule "B" attached hereto which is hereby incorporated by reference.

6. Receipt of all necessary regulatory and stock exchange approvals will have been obtained on or before the closing date of the Offering.

If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this letter agreement, but this letter agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

This letter constitutes the only agreement between the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, understandings and agreements, whether oral or written, between the Agent and the Company with respect to the Offering. The terms hereof shall be governed by the laws of the Province of British Columbia and all amounts referred to herein shall be payable in Canadian currency.

The Agent welcomes this opportunity to market this issue on behalf of the Company. Should you wish to accept this offer, please sign and return one copy of this letter to our attention whereupon this letter shall become a binding agreement.

Yours very truly,

CANACCORD CAPITAL CORPORATION

Per: ______________________

David Rentz
Senior Vice President, Investment Banking

ACCEPTED THIS 26 DAY OF JANUARY, 2007

Capital Alliance Group Inc.

Per: ______________________

Authorized Signatory

SCHEDULE "A"
CAPITAL ALLIANCE GROUP INC.
CDN$3,000,000 in UNITS
BROKERED PRIVATE PLACEMENT
TERM SHEET

ISSUER:	CAPITAL ALLIANCE GROUP INC. (the "Company")
LISTING:	The Company trades under "CPT" on the TSX Venture Exchange
AGENT:	Canaccord Capital Corporation ("Canaccord" or the "Agent")
OFFERING:	4,000,000 Units of the Company to raise up to CDN. $3,000,000 on a Commercially Reasonable Efforts Basis (the "Offering").
MINIMUM:	The completion of the Offering is subject to obtaining subscriptions for a minimum of 4,000,000 Units.
OVER-ALLOTMENT OPTION:	Canaccord may, at its election, obtain additional subscriptions of up to 1,000,000 Units (the "Over-allotment Option").
PRICE:	$0.75 per Unit
UNITS:	Each Unit shall consist of one common share in the Company ("Share") and one half of one common share purchase warrant of the Company ("Warrant") exercisable for a period of 24 months from closing. Each whole Warrant shall be exercisable into one common share of the Company at a price of $0.80 per share.
ELIGIBILITY:	Eligible for RRSP Accounts
JURISDICTIONS:	The selling jurisdictions for this offering will be Ontario, Alberta, British Columbia and other provinces of Canada as mutually agreed. The offering will also be offered as a private placement in the US to "accredited investors" pursuant to Rule 506 of Regulation D promulgated under the United States Securities Act of 1933.
CLOSING DATE:	The completion of the Offering is expected to be on or about ● or such other date as may be agreed upon by the Company and the Agent (the "Closing Date").
USE OF PROCEEDS:	The use of the proceeds raised from the Units will be for the expansion of business schools in China and for general working capital.
COMMISSION:	Upon closing, the Company shall pay Canaccord Capital Corporation 7% of the gross proceeds raised from purchasers introduced to the Offering by Canaccord (including any raised under the Over-allotment Option), payable in cash, and Agent's Warrants equal to

7% of the Units sold under the Offering to purchasers introduced to the Offering by Canaccord (including any sold pursuant to the Over-allotment Option). Each Agent's Warrant shall be exercisable into one Share for a period of 24 months from closing at a price of $0.75 per share.

QUALIFICATION: The Shares and Warrants will be subject to a four month hold under Canadian securities laws and TSX Venture Exchange policies. Purchasers who are U.S. persons will be subject to resale restrictions imposed under U.S. securities laws.

INVESTOR ELIGIBILITY: The Offering under the Private Placement is open to purchasers falling within an available prospectus exemption. An offering memorandum will not be used.

EXPENSES: The Company will pay the Agent's reasonable expenses. This includes, but is not limited to: (i) all expenses of or incidental to the issue, sale or distribution of the Units; (ii) the fees of the Agent's legal counsel, all disbursements of such legal counsel and all applicable taxes on such fees and disbursements, all to a maximum of $5,000; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering. The Agent's legal counsel shall be chosen and appointed by Canaccord. If the Offering is not completed, the Company will pay only a total of $5,000 towards the Agent's expenses including, without limiting the generality of the foregoing, the fees of the Agent's legal counsel, all disbursements of such legal counsel and all applicable taxes on such fees and disbursements.

Upon signing this letter agreement, the Company shall deposit with the Agent a retainer of $5,000, to which expenses shall be deducted as they occur. The Company shall, at the closing of the Offering, pay the Agent an administration fee of $2,000.

SCHEDULE "B"

Capital Alliance Group Inc. (the "Indemnitor") hereby agrees to indemnify and hold Canaccord Capital Corporation and other members of any syndicate formed in connection with the offering of Offered Securities (as defined in the agreement to which this is scheduled) and/or any of their respective affiliates (hereinafter referred to collectively as the "Agents") and the directors, officers, employees and shareholders of the Agents (hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agents, to which the Agents and/or its Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Agents and its Personnel hereunder or otherwise in connection with the matters referred to in the letter to which this is attached, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i) the Agents or its Personnel have been grossly negligent or dishonest or have committed any fraudulent act in the course of such performance; and

(ii) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, dishonesty or fraud referred to in (i).

If for any reason (other than the occurrence of any of the events itemized in (i) and (ii) above), the foregoing indemnification is unavailable to the Agents or insufficient to hold it harmless, then the Indemnitor shall contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agents on the other hand but also the relative fault of the Indemnitor and the Agents, as well as any relevant equitable considerations; provided that the Indemnitor shall, in any event, contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Agents hereunder pursuant to the agreement to which this indemnity is attached.

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Agents by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Indemnitor and/or the Agents and any Personnel of the Agents shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agents, the Agents shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agents for time spent by its Personnel in connection therewith) and out-of-pocket expenses incurred by its Personnel in connection therewith shall be paid by the Indemnitor as they occur.

Promptly after receipt of notice of the commencement of any legal proceeding against the Agents or any of its Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agents will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agents and shall be binding upon and ensure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agents and any of the Personnel of the Agents. The foregoing provisions shall survive the completion of professional services rendered under the letter to which this is attached or any termination of the authorization given by the letter to which this is attached.

Signed and accepted this 26 day of January 2007

Per: ____________________

Capital Alliance Group Inc.
Authorized Signatory